UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2026 Results

Financial Results and Business Overview

September 30, 2026

ICL Group Ltd

ICL Reports Third Quarter 2026 Results

Company delivered resilient results, including growth in sales, net income and adjusted EBITDA,

and benefitted from diverse portfolio of global food, industrial and agricultural solutions

Tel Aviv, Israel, and St. Louis, November 11, 2026 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the third quarter ended September 30, 2026. Consolidated sales of $1.91 billion were up 3% versus $1.85 billion in the prior year. Operating income was $225 million versus $230 million in the third quarter of last year, while adjusted operating income was $233 million versus $241 million. For the third quarter, net income attributable to shareholders was $120 million versus $115 million in the prior year, with adjusted net income attributable to shareholders of $126 million up 2% compared to $124 million.

In the third quarter, adjusted EBITDA of $402 million was up 1% year-over-year versus $398 million. Diluted earnings per share were $0.09 and adjusted diluted EPS was $0.10, both in-line with the prior year. Operating cash flow for the third quarter was $256 million, while free cash flow was $66 million.

“ICL delivered another quarter of growth in sales, net income and adjusted EBITDA, as we successfully navigated record high raw material prices, elevated freight and logistics costs, and the impact of exchange rate fluctuations. In addition to the implementation of targeted price increases across key end-markets, each segment worked to proactively and effectively manage controllable factors, while capitalizing on its specific market conditions,” said Elad Aharonson, president and CEO of ICL.

“Our diversified portfolio of global food, industrial and agriculture product offerings provided us with flexibility to optimize our production capacity utilization. We also maximized our sales mix to drive profitability, while meeting our customers' needs. We delivered third quarter gross margin of 32.9% – up 30 basis points annually and the highest rate since the fourth quarter of 2024 – along with lower operating costs and solid underlying cash generation. We continued to benefit from our global reach with strong local presence, and we look forward to successfully leveraging market and industry dynamics as opportunities emerge in 2027".

“Looking ahead, we expect to enter 2027 from a position of strength. Our diverse portfolio covers a wide array of end markets, and our solid balance sheet provides a resilient foundation. The new segment structure will sharpen the focus on our core businesses and growth engines and the customers we serve, and the ELEVATE program is expected to begin delivering meaningful cost savings. When combined, these position ICL for stronger performance and growth as market conditions normalize," concluded Aharonson.

The company reiterated its guidance for full year 2026, with consolidated adjusted EBITDA of between $1.5 billion and $1.7 billion. The company also continues to expect Potash sales volumes of between 4.5 million and 4.7 million metric tons. (1a)

The international earnings call will begin today at 8:30 a.m. New York time (1:30 p.m. London and 3:30 p.m. Tel Aviv). The dial-in number for financial analysts in North America is (833) 461-5787, or (585) 542-9983 for international analysts, and the conference ID is 933751205. Analysts can pre-register for the call by visiting https://events.q4inc.com/analyst/933751205?pwd=De4Wdmyk. Employees, the media and the public are invited to listen to the call using the webcast link found at ICL Group Investors Relations - Reports News & Events.

1 ICL Group Limited Q3 2026 Results

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for nine and three-month periods ended September 30, 2026 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non-IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non-GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash, and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and operating efficiently – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Growing Solutions. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs approximately 12,000 people worldwide, and its 2025 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

2 ICL Group Limited Q3 2026 Results

Financial Figures and non-GAAP Financial Measures

	7-9/2026		7-9/2025		1-9/2026		1-9/2025		1-12/2025
	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,910	-	1,853	-	6,068	-	5,452	-	7,153	-
Gross profit	628	33	604	33	1,918	32	1,718	32	2,186	31
Operating income	225	12	230	12	726	12	596	11	580	8
Adjusted operating income (1)	233	12	241	13	766	13	650	12	873	12
Net income attributable to the Company's shareholders	120	6	115	6	383	6	299	5	226	3
Adjusted net income attributable to the Company’s shareholders (1)	126	7	124	7	414	7	344	6	465	7
Diluted earnings per share (in dollars)	0.09	-	0.09	-	0.30	-	0.23	-	0.18	-
Diluted adjusted earnings per share (in dollars) (2)	0.10	-	0.10	-	0.32	-	0.27	-	0.36	-
Adjusted EBITDA (2)	402	21	398	21	1,262	21	1,108	20	1,488	21
Cash flows from operating activities (3)	256	-	308	-	741	-	742	-	1,056	-
Purchases of property, plant and equipment and intangible assets (3)	190	-	180	-	522	-	572	-	824	-

(1)	See “Adjustments to Reported Operating and Net Income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

3 ICL Group Limited Q3 2026 Results

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

4 ICL Group Limited Q3 2026 Results

Adjustments to Reported Operating and Net Income (non-GAAP)

	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	225	230	726	596	580
Charges related to the security situation in Israel (1)	8	11	40	36	54
Impairment and write-off of assets and provision for site closure (2)	-	-	-	9	131
Provision for early retirement (3)	-	-	-	9	28
Legal proceedings (4)	-	-	-	-	80
Total adjustments to operating income	8	11	40	54	293
Adjusted operating income	233	241	766	650	873

Net income attributable to the shareholders of the Company	120	115	383	299	226
Total adjustments to operating income	8	11	40	54	293
Total tax adjustments (5)	(2)	(2)	(9)	(9)	(54)
Total adjusted net income - shareholders of the Company	126	124	414	344	465

(1)	For 2026 and 2025, reflects charges relating to the ongoing security situation in Israel, primarily driven by disruption to shipping routes that resulted in higher marine transportation costs.

(2)	For 2025, reflects mainly asset write-offs resulting from the closure of LFP projects, impairment of assets in the Company’s UK operation, and a small R&D activity in Israel, following the implementation of the Company’s strategy, including efficiency and cost-reduction programs. It also includes asset write-offs related to a fire at Ashdod Port and two portfolio companies due to failed business continuity and funding.

(3)	For 2025, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2025, reflects a provision for prior years following a Supreme Court ruling regarding water extraction fees in the Dead Sea concession area.

(5)	For 2026 and 2025, reflects the tax impact of adjustments made to operating income.

5 ICL Group Limited Q3 2026 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	129	129	421	343	280
Financing expenses, net	42	44	126	94	139
Taxes on income	54	57	179	159	161
Operating income	225	230	726	596	580
Depreciation and amortization	169	157	496	458	615
Adjustments (1)	8	11	40	54	293
Total adjusted EBITDA	402	398	1,262	1,108	1,488

(1)	See "Adjustments to Reported Operating and Net Income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	120	115	383	299	226
Adjustments (1)	8	11	40	54	293
Tax adjustments (1)	(2)	(2)	(9)	(9)	(54)
Adjusted net income - shareholders of the Company	126	124	414	344	465
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,723	1,291,403	1,290,700	1,291,428	1,291,395
Diluted adjusted earnings per share (in dollars) (2)	0.10	0.10	0.32	0.27	0.36

(1)	See "Adjustments to Reported Operating and Net Income (non-GAAP)" above.

(2)	The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

6 ICL Group Limited Q3 2026 Results

Recent Developments

Security situation in Israel

Since October 2023, Israel has been involved in an ongoing regional security situation that has periodically affected various areas of the country. During 2026, military activity involving Iran and other regional actors, including along Israel’s northern border, contributed to continued geopolitical and operational uncertainty.

The security situation has resulted in challenges, such as disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

ICL continuously monitors developments and will take all necessary actions to minimize any negative consequences to the Company's operations and assets. As of the reporting date, the ongoing security situation has not had a material adverse effect on the Company's business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

7 ICL Group Limited Q3 2026 Results

Consolidated Results Analysis

Results analysis for the period July – September 2026

	Sales	Expenses	Operating income
	$ millions
Q3 2025 figures	1,853	(1,623)	230
Total adjustments Q3 2025*	-	11	11
Adjusted Q3 2025 figures	1,853	(1,612)	241
Quantity	(134)	112	(22)
Price	171	-	171
Exchange rates	20	(63)	(43)
Raw materials	-	(103)	(103)
Energy	-	(10)	(10)
Transportation	-	(21)	(21)
Operating and other expenses	-	20	20
Adjusted Q3 2026 figures	1,910	(1,677)	233
Total adjustments Q3 2026*	-	(8)	(8)
Q3 2026 figures	1,910	(1,685)	225

* See "Adjustments to Reported Operating and Net Income (non-GAAP)" above.

-	Quantity - The negative impact on operating income was mainly due to lower sales volumes of phosphate fertilizers and specialty agriculture products. This was partially offset by higher sales volumes of potash, bromine- and phosphorus-based flame retardants, and clear brine fluids.

-	Price – The positive impact on operating income was primarily driven by a $17 year-over-year increase in potash (CIF) price per tonne, as well as higher selling prices of phosphate fertilizers, white phosphoric acid (WPA), industrial salts, food specialties additives, specialty agriculture products, bromine-based flame retardants and bromine-based industrial solutions.

-	Exchange rates – The unfavorable impact on operating income was due to the negative impact on operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel and Brazilian real against the US dollar. This negative impact more than offset the positive impact on sales, which was mainly attributable to a stronger Brazilian real and Chinese yuan.

-	Raw materials – The negative impact on operating income was mainly due to the higher cost of sulphur and commodity fertilizers.

-	Energy – The negative impact on operating income was due to increased electricity prices and higher water fees

-	Transportation – The negative impact on operating income resulted from higher marine and inland transportation costs.

-	Operating and other expenses – The positive impact on operating income was mainly related to lower operational and maintenance costs.

Financing expenses, net

Net financing expenses in the third quarter of 2026 amounted to $42 million, compared to $44 million in the corresponding quarter last year, a decrease of $2 million. The year-over-year decrease was primarily driven by a reduction in expenses from net exchange rate differences and hedging transactions, partially offset by an increase in net interest expenses.

Tax expenses

In the third quarter of 2026, the Company’s reported tax expenses amounted to $54 million, compared to $57 million in the corresponding quarter of last year, reflecting an effective tax rate of 30% and 31%, respectively.

8 ICL Group Limited Q3 2026 Results

Results analysis for the period January – September 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	5,452	(4,856)	596
Total adjustments YTD 2025*	-	54	54
Adjusted YTD 2025 figures	5,452	(4,802)	650
Quantity	(72)	67	(5)
Price	536	-	536
Exchange rates	152	(258)	(106)
Raw materials	-	(278)	(278)
Energy	-	(12)	(12)
Transportation	-	(36)	(36)
Operating and other expenses	-	17	17
Adjusted YTD 2026 figures	6,068	(5,302)	766
Total adjustments YTD 2026*	-	(40)	(40)
YTD 2026 figures	6,068	(5,342)	726

* See "Adjustments to Reported Operating and Net Income (non-GAAP)" above.

-	Quantity – The negative impact on operating income was mainly due to lower sales volumes of phosphate fertilizers, bromine-based industrial solutions, specialty agriculture products and magnesium. This was partially offset by higher sales volumes of potash, bromine-based flame retardants, WPA and FertilizerpluS products.

-	Price – The positive impact on operating income was primarily related to a $41 increase in the potash (CIF) price per tonne year-over-year, as well as higher selling prices of phosphate fertilizers, WPA, industrial salts, MAP used as raw materials for energy storage solutions, food specialties additives, bromine-based industrial solutions, bromine-based flame retardants, specialty agriculture products and FertilizerpluS products.

-	Exchange rates – The unfavorable impact on operating income was due to the negative impact on operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel, euro, Brazilian real and Chinese yuan against the US dollar. This negative impact more than offset the positive impact on sales made in these currencies.

-	Raw materials – The negative impact on operating income was primarily due to higher costs of sulphur, commodity fertilizers and nitrogen.

-	Energy – The negative impact on operating income was due to higher water fees and increased electricity prices.

-	Transportation – The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses - The positive impact on operating income was mainly related to lower operational and maintenance costs.

Financing expenses, net

Net financing expenses for the nine-month period ended September 30, 2026, amounted to $126 million, compared to $94 million in the corresponding period last year, an increase of $32 million. This increase was primarily driven by an increase of $29 million in net interest expenses.

Tax expenses

For the nine-month period ended September 30, 2026, the Company's reported tax expenses amounted to $179 million, compared to $159 million in the corresponding period of last year, reflecting an effective tax rate of 30% and 32%, respectively.

9 ICL Group Limited Q3 2026 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine-based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	347	295	1,110	958	1,254
Sales to external customers	342	291	1,097	944	1,238
Sales to internal customers	5	4	13	14	16
Segment Operating Income	84	52	270	168	220
Depreciation and amortization	16	15	46	44	60
Segment EBITDA	100	67	316	212	280
Capital expenditures	17	19	61	53	81

Highlights and business environment

•	Elemental bromine: Sales increased year-over-year, as higher pricing offset lower volumes.

•	Flame retardants: Sales of bromine-based products increased year-over-year, driven by higher volumes and pricing. Sales of phosphorus-based products also increased year-over-year, primarily due to higher sales volumes, supported by continued supply chain disruptions from China and ongoing anti-dumping activities related to Chinese imports.

•	Clear brine fluids: The business continued to deliver solid performance, with sales increasing year-over-year. Higher sales volumes, primarily in North and South America, were the main driver of the increase, while pricing was generally maintained at favorable levels.

•	Specialty minerals: Sales remained stable year-over-year, reflecting steady demand across key end-markets.

10 ICL Group Limited Q3 2026 Results

Results analysis for the period July – September 2026

	Sales	Expenses	Operating income
	$ millions
Q3 2025 figures	295	(243)	52
Quantity	23	(19)	4
Price	29	-	29
Exchange rates	-	(13)	(13)
Raw materials	-	(8)	(8)
Energy	-	(1)	(1)
Operating and other expenses	-	21	21
Q3 2026 figures	347	(263)	84

-	Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of phosphorus- and bromine-based flame retardants and clear brine fluids.

-	Price – The positive impact on operating income was due to higher selling prices of bromine-based flame retardants, bromine-based industrial solutions, and specialty minerals.

-	Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The negative impact on operating income was driven by higher raw material costs.

-	Operating and other expenses – The positive impact on operating income was mainly related to lower operational costs.

11 ICL Group Limited Q3 2026 Results

Results analysis for the period January – September 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	958	(790)	168
Quantity	17	(22)	(5)
Price	126	-	126
Exchange rates	9	(39)	(30)
Raw materials	-	(5)	(5)
Energy	-	(1)	(1)
Transportation	-	3	3
Operating and other expenses	-	14	14
YTD 2026 figures	1,110	(840)	270

-	Quantity – Higher sales volumes of bromine-based flame retardants and phosphorus-based industrial solutions partially offset lower sales volumes of higher-margin bromine-based industrial solutions, resulting in a negative impact on operating income.

-	Price – The positive impact on operating income was due to higher selling prices of bromine- and phosphorus-based industrial solutions, bromine-based flame retardants and specialty minerals.

-	Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel against the US dollar, which outweighed the positive impact on sales from the appreciation of the euro.

-	Raw materials – The negative impact on operating income was driven by an increase in raw material costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

12 ICL Group Limited Q3 2026 Results

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	469	453	1,440	1,241	1,714
Potash sales to external customers	369	336	1,129	938	1,308
Potash sales to internal customers	19	27	67	62	89
Other and eliminations (1)	81	90	244	241	317
Gross Profit	200	190	588	459	622
Segment Operating Income	94	104	284	212	298
Depreciation and amortization	63	65	199	190	254
Segment EBITDA	157	169	483	402	552
Capital expenditures	97	90	264	243	367
Potash price - CIF ($ per tonne)	370	353	369	328	333

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $370 during the quarter was 4.8% higher year-over-year.

•	The Grain Price Index rose by 13.9% in the third quarter of 2026. Rice, wheat, corn and soybean prices increased by 22.4%, 12.4%, 8.4% and 7.4%, respectively, reflecting ongoing geopolitical conflict across the Middle East, and growing concerns over the impact of a “Super El Niño”.

•	The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in October 2026, showed a decrease in the expected ratio of global inventories of grains to consumption to 26.4% for the 2026/27 agriculture year, compared to 27.7% for the 2025/26 agriculture year and 27.0% for the 2024/25 agriculture year.

13 ICL Group Limited Q3 2026 Results

Additional segment information

Global potash market - average prices and imports:

Average prices		7-9/2026	7-9/2025	VS Q3 2025	4-6/2026	VS Q2 2026
Granular potash – Brazil	CFR spot ($ per tonne)	391	360	8.6%	402	(2.7)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	361	365	(1.1)%	360	0.3%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	402	370	8.6%	392	2.6%
Potash imports
To Brazil	million tonnes	3.6	4.0	(10.0)%	4.4	(18.2)%
To China	million tonnes	4.0	2.4	66.7%	4.3	(7.0)%
To India	million tonnes	1.1	0.9	22.2%	0.6	83.3%

Sources: CRU (Fertilizer Week Historical Price, 1 October 2026), SIACESP (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
Production	1,146	1,136	3,381	3,155	4,377
Total sales (including internal sales)	1,090	1,046	3,361	3,121	4,320
Closing inventory	306	264	306	264	286

Third quarter 2026

-	Production – Production increased by 10 thousand tonnes year-over-year, mainly due to the continued realization of benefits from operational improvement at the Dead Sea plant, which helped mitigate operational challenges at the Spain site.

-	Sales – The quantity of potash sold increased by 44 thousand tonnes year-over-year, mainly due to higher sales volumes in India and Brazil, partially offset by lower sales volumes in the US and Europe.

1-9/2026

-	Production – Production increased by 226 thousand tonnes year-over-year, mainly due to operational improvement at the Dead Sea plant.

-	Sales – The quantity of potash sold increased by 240 thousand tonnes year-over-year, mainly due to higher sales volumes in China, Brazil and India, partially offset by lower sales volumes in the US and Europe.

14 ICL Group Limited Q3 2026 Results

Results analysis for the period July – September 2026

	Sales	Expenses	Operating income
	$ millions	$ millions	$ millions
Q3 2025 figures	453	(349)	104
Quantity	-	6	6
Price	17	-	17
Exchange rates	(1)	(11)	(12)
Energy	-	(9)	(9)
Transportation	-	(15)	(15)
Operating and other expenses	-	3	3
Q3 2026 figures	469	(375)	94

-	Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash mainly in India and Brazil, which was partially offset by a decrease in sales volumes of other products with lower contribution margin.

-	Price – The positive impact on operating income was primarily driven by a year-over-year increase of $17 in the potash (CIF) price per tonne.

-	Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel against the US dollar, partially offset by the depreciation of the euro against the US dollar.

-	Energy – The negative impact on operating income was primarily driven by higher water fees and electricity costs.

-	Transportation – The negative impact on operating income was primarily due to higher marine transportation costs.

15 ICL Group Limited Q3 2026 Results

Results analysis for the period January – September 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	1,241	(1,029)	212
Quantity	58	(37)	21
Price	126	-	126
Exchange rates	15	(41)	(26)
Energy	-	(13)	(13)
Transportation	-	(30)	(30)
Operating and other expenses	-	(6)	(6)
YTD 2026 figures	1,440	(1,156)	284

-	Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash in China, Brazil and India, partially offset by lower potash sales volumes in Europe and the US, as well as a decrease in sales volumes of magnesium.

-	Price – The positive impact on operating income was primarily driven by a year-over-year increase of $41 in the potash (CIF) price per tonne.

-	Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel against the US dollar, partially offset by higher sales driven by the stronger euro.

-	Energy – The negative impact on operating income was primarily driven by higher water fees and electricity prices.

-	Transportation – The negative impact on operating income was primarily due to higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

16 ICL Group Limited Q3 2026 Results

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce food specialties and industrial specialties products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

	7-9/2026 (1)	7-9/2025	1-9/2026 (2)	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	589	605	1,990	1,815	2,333
Sales to external customers	551	560	1,835	1,685	2,156
Sales to internal customers	38	45	155	130	177
Segment Operating Income	58	85	219	266	342
Depreciation and amortization	60	49	166	141	186
Segment EBITDA	118	134	385	407	528
Capital expenditures	68	87	238	242	336

(1)	For Q3 2026, Phosphate Specialties accounted for $396 million of segment sales, $44 million of operating income, $14 million of D&A and $58 million of EBITDA, while Phosphate Commodities accounted for $193 million of segment sales, $14 million of operating income, $46 million of D&A and represented $60 million of EBITDA.

(2)	For the nine months ended September 2026, Phosphate Specialties accounted for $1,163 million of segment sales, $116 million of operating income, $40 million of D&A and $156 million of EBITDA, while Phosphate Commodities accounted for $827 million of segment sales, $103 million of operating income, $126 million of D&A and represented $229 million of EBITDA.

Highlights and business environment

•	Despite ongoing geopolitical uncertainty, phosphate fertilizer prices stabilized and slightly reduced during the third quarter, as weaker demand, cautious buying activity, and moderation in sulphur market prices from the elevated levels reached earlier in the period weighed on the market. As a result, key phosphate fertilizer benchmarks declined by an average of 2% during the quarter.

-	In China, DAP/MAP production rates recovered in July and August, supported by moderated sulphur costs. However, activity weakened later in the quarter due to subdued winter-stocking demand and as exports continued to remain below prior-year levels, despite some easing of export restrictions, resulting in softer phosphate prices.

-	Brazilian phosphate demand remained weak throughout 2026, driven by poor affordability, constrained credit availability, and El Niño-related weather concerns. The weak demand environment resulted in a 24% year-over-year decline in phosphate imports during the third quarter and a 6% to 19% drop in Brazilian MAP, TSP, and SSP CFR prices during the quarter.

-	In the US, elevated sulphur costs and weak autumn application expectations led to production cuts early in the quarter. Market sentiment improved later in the quarter as grain prices increased on El Niño related crop concerns that enhanced fertilizer affordability and supported import demand, while the suspension of countervailing duties (CVDs) on Moroccan phosphate fertilizers further increased imports from Morocco.

17 ICL Group Limited Q3 2026 Results

-	Indian phosphoric acid prices are negotiated quarterly and are often finalized after the quarter begins. The fourth quarter price was settled at $1,700/metric tonne P2O5, remaining unchanged quarter-over-quarter.

-	Sulphur supply remained tight during the quarter; however, weaker demand from fertilizer producers and from the metals industry drove Middle East FOB Spot sulphur down by $235/tonne to $860/tonne at quarter-end. Despite the decline, prices remained historically elevated due to continued supply constraints.

•	In Q3 2026, food end-market conditions remained supportive of functional ingredient demand, particularly in applications requiring yield improvement, shelf-life extension, texture management, leavening performance, pH control, and formulation stability. Customers continued to prioritize affordability, cost-in-use and supply reliability. At the same time, geopolitical developments kept input costs elevated across the food value chain, while inflation fatigue weighed on consumer spending and pricing tolerance.

•	Industrial specialties: Market conditions in industrial end markets continued to experience significant increases in both input costs and selling prices. Customers generally prioritized affordability, reliability, and technical performance. In high-specification applications, purchasing decisions remained focused on qualification requirements, supply security, and product purity, while other end markets showed greater reluctance to absorb additional price increases.

•	Food specialties: Sales increased year-over-year, driven by price adjustments implemented to offset elevated raw material costs. The sharp increase in prices resulted in lower sales volumes especially in Europe, as customers became more selective in their purchasing decisions.

•	Food-grade WPA: Sales increased significantly year-over-year, supported by higher prices across all regions aimed at offsetting record high sulphur costs, as well as higher sales volumes in North America.

•	Battery materials: Sales volumes in China decreased year-over-year, as price increases implemented to offset higher input costs weighed on customer sourcing patterns.

•	Industrial salts: Sales increased year-over-year, supported by higher prices implemented to offset rising input costs. Volumes remained under pressure as customers shifted toward more need-based purchasing behavior amid continued cost sensitivity.

18 ICL Group Limited Q3 2026 Results

Additional segment information

Global phosphate commodities market - average prices:

		7-9/2026	7-9/2025	VS Q3 2025	4-6/2026	VS Q2 2026
DAP	CFR India Bulk Spot	923	807	14%	901	2%
TSP	CFR Brazil Bulk Spot	695	603	15%	722	(4)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	334	303	10%	413	(19)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	988	271	265%	722	37%

Source: CRU (Fertilizer Week Historical Prices, October 2026).

Results analysis for the period July – September 2026

	Sales	Expenses	Operating income
	$ millions
Q3 2025 figures	605	(520)	85
Quantity	(114)	79	(35)
Price	90	-	90
Exchange rates	8	(23)	(15)
Raw materials	-	(77)	(77)
Energy	-	2	2
Transportation	-	(3)	(3)
Operating and other expenses	-	11	11
Q3 2026 figures	589	(531)	58

-	Quantity – The negative impact on operating income was primarily related to lower sales volumes of phosphate fertilizers, industrial salts and MAP used as a raw material for energy storage solutions.

-	Price – The positive impact on operating income was primarily related to higher selling prices of WPA, phosphate fertilizers, industrial salts, food specialties additives and MAP used as a raw material for energy storage solutions.

-	Exchange rates - The unfavorable impact on operating income was due to higher operational costs resulting mainly from the appreciation of the average exchange rates of the Israeli shekel and the Chinese yuan against the US dollar. This impact was partially offset by higher sales driven mainly by the stronger Chinese yuan.

-	Raw materials – The negative impact on operating income was due to higher sulphur costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational and maintenance expenses.

19 ICL Group Limited Q3 2026 Results

Results analysis for the period January – September 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	1,815	(1,549)	266
Quantity	(108)	72	(36)
Price	237	-	237
Exchange rates	46	(79)	(33)
Raw materials	-	(225)	(225)
Energy	-	2	2
Transportation	-	(3)	(3)
Operating and other expenses	-	11	11
YTD 2026 figures	1,990	(1,771)	219

-	Quantity – The negative impact on operating income was primarily related to lower sales volumes of phosphate fertilizers and industrial salts. This impact was partially offset by higher sales volumes of WPA.

-	Price – The positive impact on operating income was due to higher selling prices of phosphate fertilizers, WPA, industrial salts, MAP used as a raw material for energy storage solutions and food specialties additives.

-	Exchange rates – The unfavorable impact on operating income was due to higher operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel, the Chinese yuan, and the euro against the US dollar. This impact was partially offset by higher sales driven by the stronger Chinese yuan and euro.

-	Raw materials – The negative impact on operating income was due to higher sulphur costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational and maintenance expenses.

20 ICL Group Limited Q3 2026 Results

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration into potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	7-9/2026	7-9/2025	1-9/2026	1-9/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	538	561	1,694	1,596	2,063
Sales to external customers	533	558	1,679	1,583	2,048
Sales to internal customers	5	3	15	13	15
Segment Operating Income	25	31	87	94	135
Depreciation and amortization	19	19	56	59	78
Segment EBITDA	44	50	143	153	213
Capital expenditures	17	19	46	54	95

21 ICL Group Limited Q3 2026 Results

Highlights and business environment

•	Specialty Agriculture (SA): Sales remained relatively stable year-over-year, as lower sales volumes, particularly in Brazil, Europe and China, were offset by higher selling prices and favorable movements in the Brazilian real against the US dollar.

•	Turf & Ornamental (T&O): Sales increased slightly year-over-year, driven primarily by higher selling prices, mainly for CRF products in Europe, partially offset by lower sales volumes.

•	FertilizerpluS: Sales decreased year-over-year, primarily due to lower sales volumes, mainly in Europe and the US. The decrease was partially offset by higher sales volumes in China, and higher selling prices, primarily in Europe.

•	Consistent with trends in commodity fertilizers, the Water-Soluble Fertilizer (WSF) market softened during the quarter, as buyers remained cautious and delayed purchases. MAP 12-61 availability remained constrained due to elevated feedstock prices and continued Chinese export restrictions. While MAP has historically traded at a discount to MKP, the absence of export restrictions on MKP put downward pressure on its pricing, encouraging substitution toward MKP. Regulatory developments and regional trade dynamics also influenced NOP (potassium nitrate) and CN (Calcium Nitrate) markets, increased Chilean NOP supply offsetting lower Chinese exports, while the resumption of Chinese CN exports eased market tightness.

•	India expansion: During the second quarter, ICL commenced operations at its new specialty and water-soluble fertilizer production facility in Maharashtra, India. The facility is operating as planned, supporting local manufacturing growth, increasing supply reliability and addressing rising demand in the Indian market.

22 ICL Group Limited Q3 2026 Results

Results analysis for the period July – September 2026

	Sales	Expenses	Operating income
	$ millions
Q3 2025 figures	561	(530)	31
Quantity	(66)	57	(9)
Price	28	-	28
Exchange rates	15	(14)	1
Raw materials	-	(22)	(22)
Energy	-	(1)	(1)
Transportation	-	(2)	(2)
Operating and other expenses	-	(1)	(1)
Q3 2026 figures	538	(513)	25

-	Quantity – The negative impact on operating income was primarily related to lower sales volumes of specialty agriculture and FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-	Exchange rates – The favorable impact on operating income was due to higher sales resulting from the appreciation of the average exchange rate of the Brazilian real and the Israeli shekel against the US dollar, partially offset by higher operational costs resulting from these appreciations.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

23 ICL Group Limited Q3 2026 Results

Results analysis for the period January – September 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	1,596	(1,502)	94
Quantity	(49)	43	(6)
Price	68	-	68
Exchange rates	79	(73)	6
Raw materials	-	(85)	(85)
Transportation	-	(4)	(4)
Operating and other expenses	-	14	14
YTD 2026 figures	1,694	(1,607)	87

-	Quantity – The negative impact on operating income was primarily related to lower sales volumes of specialty agriculture products, partially offset by higher sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-	Exchange rates –The favorable impact on operating income was due to higher sales resulting mainly from the appreciation of the average exchange rate of the Brazilian real, the euro and the Israeli shekel against the US dollar, partially offset by higher operational costs resulting from these appreciations.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

24 ICL Group Limited Q3 2026 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the third quarter, cash flow provided by operating activities amounted to $256 million, compared to $308 million in the corresponding quarter last year. This change was mainly due to an increase in working capital, primarily driven by higher inventories, mainly as a result of increased raw material prices, particularly sulphur, partially offset by favorable changes in trade receivables and trade payables.

Net cash used in investing activities

In the third quarter, net cash used in investing activities amounted to $158 million, compared to $178 million in the corresponding quarter last year. This decrease was mainly due to higher net proceeds from deposits, partially offset by higher purchases of property, plant and equipment and lower net proceeds from the settlement of derivatives.

Net cash used in financing activities

In the third quarter, net cash used in financing activities amounted to $99 million, compared to $353 million in the corresponding quarter last year. The decrease in net cash used in financing activities was primarily attributable to higher net proceeds from long-term debt, partially offset by a shift from net receipts to net repayments of short-term debt compared to the corresponding quarter last year.

Liquidity and Capital Resources

As of September 30, 2026, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $637 million compared to $496 million as of December 31, 2025. In addition, the Company maintained about $1.5 billion of unused credit facilities, as of September 30, 2026.

Outstanding net debt

As of September 30, 2026, ICL’s net financial liabilities amounted to $2,626 million, an increase of $366 million compared to December 31, 2025. In addition, as of September 30, 2026, the fair value balance of currency and interest rate swap transactions (CCS) economically reduced ICL's finance liabilities by approximately $89 million.

Loans and Debentures

1.	On June 16, 2026, the Company completed a private offering of senior unsecured notes (hereinafter – Series H Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The aggregate principal amount issued was $800 million, and the Series H Debentures mature on June 16, 2036. The Series H Debentures carry an annual coupon of 6.036%, payable semiannually on June 16 and December 16 of each year, commencing on December 16, 2026, through maturity. The Series H Debentures have been rated BBB- by S&P Global Inc. and Fitch Ratings Inc.

25 ICL Group Limited Q3 2026 Results

2.

In September 2026, the company repaid its €250 million sustainability-linked loan upon maturity and entered into a new €240 million Sustainability-Linked Loan (SLL) agreement. The loan matures in 2029, bears variable interest based on EURIBOR plus a spread, and may be extended by up to two years subject to lenders' approval. The loan includes a sustainability performance target linked to the reduction of CO2e emissions from the Company's global operations, which will be assessed by an independent third party during the loan term.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a $1,550 million RCF agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of twelve international banks. In April 2024, all participating banks agreed to extend the RCF agreement by an additional year, through April 2029. In April 2025, eleven of the participating banks agreed to further extend their commitments by an additional year, through April 2030. In June 2026, an additional bank joined the facility, increasing the total commitment to $1,650 million. As a result, the committed amount will be $1,650 million through April 2029 and $1,500 million thereafter.

As of September 30, 2026, about $284 million was utilized under the $1,650 million facility.

Subsequent to the date of the report, in October 2026, an additional bank joined the facility, increasing the total commitment to $1,800 million. As a result, the committed amount will be $1,800 million through April 2029 and $1,650 million thereafter.

Securitization

In December 2025, the Company signed a new securitization agreement with four international banks for a committed amount of $350 million and an additional uncommitted $100 million, maturing in December 2030. This agreement replaces the prior securitization facility, which recently matured, and includes slightly improved terms compared to the previous agreement. As of September 30, 2026, ICL had utilized approximately $199 million of the facility.

Ratings and financial covenants

Fitch Ratings

In April 2026, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In May 2026, S&P Global Ratings reaffirmed the Company’s international credit rating and senior unsecured rating at 'BBB-' with a stable outlook. In addition, S&P Maalot reaffirmed the Company’s local credit rating at 'ilAA' with a stable rating outlook.

Financial covenants

As of September 30, 2026, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

26 ICL Group Limited Q3 2026 Results

Critical Accounting Estimates

In the nine and three-month periods ended September 30, 2026, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

Board of Directors and Senior Management Updates

On September 17, 2026, the shareholders approved the following resolutions at the Company's 2026 Annual General Meeting (the "AGM"): (a) re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors of the Company, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (b) reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and (c) presentation and discussion of the Company’s audited financial statements for the year ended December 31, 2025.

On June 15, 2026, Mr. Aviram Lahav ceased to serve as the Company’s CFO. Mr. Asaf Alperovitz succeeded Mr. Lahav as CFO, effective as of that date.

On April 30, 2026, Ms. Miri Mishor ceased to serve as the Company’s EVP, Global Information Technology. Ms. Alegra Kilstein succeeded Ms. Mishor, effective as of May 24, 2026.

Risk Factors

In nine and three-month periods ended September 30, 2026, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

27 ICL Group Limited Q3 2026 Results

Forward-looking Statements

This report contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental, regulatory, legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate price increases or shortages with respect to water, energy, and our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in the completion of major projects by third-party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; the outcome of government examinations or investigations; disruption of our information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; the cyclicality of our businesses; Our exposure to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption to sales of our industrial products and phosphate solutions segments' products, as well as magnesium products, due to factors beyond our control, including changes in global economic conditions and environmental regulations; our ability to secure additional resources to continue our phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2026 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the third quarter of 2026 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2025 as of and for the year ended December 31, 2025 published by us on Form 20-F and the published reports for the first and second quarters of 2026 (the "prior quarterly reports"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

28 ICL Group Limited Q3 2026 Results

Consolidated Financial Statements (Unaudited)

As of September 30, 2026

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	September 30, 2026	September 30, 2025	December 31, 2025
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	494	356	291
Short-term investments and deposits	143	120	205
Trade receivables	1,519	1,416	1,365
Inventories	2,069	1,778	1,934
Prepaid expenses and other receivables	339	377	369
Total current assets	4,564	4,047	4,164

Non-current assets
Deferred tax assets	209	165	180
Property, plant and equipment	7,153	6,762	6,785
Intangible assets	955	962	955
Other non-current assets	395	326	329
Total non-current assets	8,712	8,215	8,249

Total assets	13,276	12,262	12,413

Current liabilities
Short-term debt	337	787	876
Trade payables	1,105	1,016	1,157
Provisions	65	54	58
Other payables	1,099	964	1,040
Total current liabilities	2,606	2,821	3,131

Non-current liabilities
Long-term debt and debentures	2,926	1,894	1,880
Deferred tax liabilities	544	509	502
Long-term employee liabilities	357	367	390
Long-term provisions and accruals	221	246	231
Other	96	44	36
Total non-current liabilities	4,144	3,060	3,039

Total liabilities	6,750	5,881	6,170

Equity
Total shareholders’ equity	6,216	6,134	5,983
Non-controlling interests	310	247	260
Total equity	6,526	6,381	6,243

Total liabilities and equity	13,276	12,262	12,413

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

30 ICL Group Limited Q3 2026 Results

Condensed Consolidated Statements of Income (Unaudited)

(In millions except per share data)

	For the three-month period ended September 30		For the nine-month period ended September 30		For the year ended December 31
	2026	2025	2026	2025	2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,910	1,853	6,068	5,452	7,153
Cost of sales	1,282	1,249	4,150	3,734	4,967

Gross profit	628	604	1,918	1,718	2,186

Selling, transport and marketing expenses	309	286	914	828	1,114
General and administrative expenses	76	77	231	226	299
Research and development expenses	13	16	42	53	70
Other expenses	9	3	20	30	161
Other income	(4)	(8)	(15)	(15)	(38)

Operating income	225	230	726	596	580

Finance expenses	84	45	216	205	298
Finance income	(42)	(1)	(90)	(111)	(159)
Finance expenses, net	42	44	126	94	139

Income before taxes on income	183	186	600	502	441

Taxes on income	54	57	179	159	161

Net income	129	129	421	343	280

Net income attributable to non-controlling interests	9	14	38	44	54

Net income attributable to shareholders of the Company	120	115	383	299	226

Earnings per share attributable to shareholders of the Company:

Basic earnings per share (in dollars)	0.09	0.09	0.30	0.23	0.18

Diluted earnings per share (in dollars)	0.09	0.09	0.30	0.23	0.18

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,723	1,290,669	1,290,700	1,290,550	1,290,580

Diluted (in thousands)	1,290,723	1,291,403	1,290,700	1,291,428	1,291,395

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

31 ICL Group Limited Q3 2026 Results

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended September 30		For the nine-month period ended September 30		For the year ended December 31
	2026	2025	2026	2025	2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	129	129	421	343	280

Components of other comprehensive income that will be reclassified subsequently to net income

Foreign currency translation differences	(9)	54	23	252	238
Change in fair value of cash flow hedges transferred to the statement of income	9	(20)	(61)	(54)	(83)
Effective portion of the change in fair value of cash flow hedges	(14)	16	57	64	98
Tax relating to items that will be reclassified subsequently to net income	1	1	1	(2)	(4)
	(13)	51	20	260	249

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	52	8	52	10	3
Tax relating to items that will not be reclassified to net income	(12)	(1)	(12)	(2)	-
	40	7	40	8	3

Total comprehensive income	156	187	481	611	532

Comprehensive income attributable to the non-controlling interests	13	15	51	48	61

Comprehensive income attributable to the shareholders of the Company	143	172	430	563	471

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

32 ICL Group Limited Q3 2026 Results

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended September 30		For the nine-month period ended September 30		For the year ended December 31
	2026	2025	2026	2025	2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	129	129	421	343	280
Adjustments for:
Depreciation and amortization	169	157	496	458	615
Fixed assets impairment	-	-	-	-	111
Exchange rate, interest and derivative, net	47	72	121	32	59
Tax expenses	54	57	179	159	161
Change in provisions	(16)	(7)	(6)	(5)	26
Other	3	3	9	14	18
	257	282	799	658	990

Change in inventories	(242)	(87)	(133)	(65)	(210)
Change in trade receivables	109	27	(146)	(56)	(11)
Change in trade payables	28	(69)	(29)	(10)	100
Change in other receivables	(7)	(4)	(34)	(23)	(22)
Change in other payables	12	71	(41)	9	80
Net change in operating assets and liabilities	(100)	(62)	(383)	(145)	(63)

Income taxes paid, net of refund	(30)	(41)	(96)	(114)	(151)

Net cash provided by operating activities	256	308	741	742	1,056

Cash flows from investing activities
Proceeds (payments) from deposits, net	25	(1)	66	(4)	(86)
Purchases of property, plant and equipment and intangible assets	(190)	(180)	(522)	(572)	(824)
Proceeds from divestiture of assets and businesses, net of transaction expenses	-	1	4	4	1
Proceeds (payments) from settlement of derivatives, net	1	6	-	(10)	(9)
Interest received	6	5	13	12	15
Business combinations	-	(9)	(88)	(12)	(12)

Net cash used in investing activities	(158)	(178)	(527)	(582)	(915)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(75)	(55)	(204)	(162)	(224)
Receipts of long-term debt	667	470	2,571	1,514	1,666
Repayments of long-term debt	(653)	(881)	(2,100)	(1,416)	(1,599)
Receipts (repayments) of short-term debt, net	(22)	151	(191)	54	146
Interest paid	(16)	(16)	(85)	(74)	(117)
Payments from transactions in derivatives	-	-	(1)	(2)	(3)
Dividend paid to the non-controlling interests	-	(22)	(1)	(64)	(64)

Net cash used in financing activities	(99)	(353)	(11)	(150)	(195)

Net change in cash and cash equivalents	(1)	(223)	203	10	(54)
Cash and cash equivalents as of the beginning of the period	496	582	291	327	327
Net effect of currency translation on cash and cash equivalents	(1)	(3)	-	19	18
Cash and cash equivalents as of the end of the period	494	356	494	356	291

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

33 ICL Group Limited Q3 2026 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended September 30, 2026
Balance as of July 1, 2026	549	247	(472)	179	(260)	5,903	6,146	297	6,443

Share-based compensation	-	2	-	-	-	-	2	-	2
Dividends	-	-	-	-	-	(75)	(75)	-	(75)
Comprehensive income	-	-	(13)	(4)	-	160	143	13	156
Balance as of September 30, 2026	549	249	(485)	175	(260)	5,988	6,216	310	6,526

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended September 30, 2025
Balance as of July 1, 2025	549	240	(531)	174	(260)	5,842	6,014	254	6,268

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(55)	(55)	(22)	(77)
Comprehensive income	-	-	53	(3)	-	122	172	15	187
Balance as of September 30, 2025	549	240	(478)	174	(260)	5,909	6,134	247	6,381

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

34 ICL Group Limited Q3 2026 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the nine-month period ended September 30, 2026
Balance as of January 1, 2026	549	240	(495)	180	(260)	5,769	5,983	260	6,243

Share-based compensation	-	9	-	(2)	-	-	7	-	7
Dividends	-	-	-	-	-	(204)	(204)	(1)	(205)
Comprehensive income	-	-	10	(3)	-	423	430	51	481
Balance as of September 30, 2026	549	249	(485)	175	(260)	5,988	6,216	310	6,526

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the nine-month period ended September 30, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	7	-	-	9	-	9
Dividends	-	-	-	-	-	(162)	(162)	(64)	(226)
Comprehensive income	-	-	248	8	-	307	563	48	611
Balance as of September 30, 2025	549	240	(478)	174	(260)	5,909	6,134	247	6,381

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

35 ICL Group Limited Q3 2026 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the year ended December 31, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	10	-	-	12	-	12
Dividends	-	-	-	-	-	(224)	(224)	(64)	(288)
Comprehensive income	-	-	231	11	-	229	471	61	532
Balance as of December 31, 2025	549	240	(495)	180	(260)	5,769	5,983	260	6,243

The accompanying notes are an integral part of these condensed consolidated financial statements.

36 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 2 Leonardo Da Vinci St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter - the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Security situation in Israel

Since October 2023, Israel has been involved in an ongoing regional security situation that has periodically affected various areas of the country. During 2026, military activity involving Iran and other regional actors, including along Israel’s northern border, contributed to continued geopolitical and operational uncertainty.

The security situation has resulted in challenges, such as disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

ICL continuously monitors developments and will take all necessary actions to minimize any negative consequences to the Company's operations and assets. As of the reporting date, the ongoing security situation has not had a material adverse effect on the Company's business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

37 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

B.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 replaces IAS 1, Presentation of Financial Statements, and it is effective for annual reporting periods beginning on or after January 1, 2027, with an early adoption option. The Company is currently evaluating the impact of the new standard on the consolidated financial statements with no intention of early adoption.

IFRS 18 introduces new requirements for the presentation and disclosure of information in the financial statements, including a revised structure for the statement of profit or loss and enhanced disclosures relating to management-defined performance measures ("MPMs").

The Company expects the adoption of IFRS 18 to affect the presentation and classification of certain items in the statement of profit or loss. In particular, foreign exchange differences arising from operating activities and gains and losses on economic hedging transactions related to non-financing items, which are currently presented within finance income and expenses, are expected to be presented within the operating income.

IFRS 18 also introduces consequential amendments to IAS 7, Statement of Cash Flows, requiring entities applying the indirect method to reconcile cash flows from operating activities using the operating profit as the starting point.

The adoption of IFRS 18 is not expected to have any impact on the Company's consolidated net income, total comprehensive income, shareholders' equity or total net cash provided by operating activities.

38 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus-based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

39 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel, Brazil, China, the US and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transaction prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

40 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

4. Organizational structure alignment with the Company’s strategy

On August 4, 2026, ICL's Board of Directors approved adjustments to ICL's organizational structure in order to align with its updated corporate strategy, which was introduced in November 2025.

In accordance with the strategy, the Company's operations will be divided into four business divisions: Growing Solutions, Nutrition Solutions, Industrial Products and Essential Minerals. The organizational structure adjustment will enter into effect on January 1, 2027.

The Company is currently in the process of reviewing the accounting implications of the new organizational structure that will become effective on January 1, 2027, including the reporting of its operational segments in its future financial statements in accordance with the applicable accounting standards.

41 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2026

Sales to external parties	342	422	551	533	62	-	1,910
Inter-segment sales	5	47	38	5	(2)	(93)	-
Total sales	347	469	589	538	60	(93)	1,910

Cost of sales	214	269	440	399	53	(93)	1,282
Segment operating income (loss)	84	94	58	25	(2)	(26)	233
Other expenses not allocated to the segments							(8)
Operating income							225

Financing expenses, net							(42)

Income before income taxes							183

Depreciation and amortization	16	63	60	19	4	7	169
Capital expenditures	17	97	68	17	2	3	204

42 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2025

Sales to external parties	291	399	560	558	45	-	1,853
Inter-segment sales	4	54	45	3	1	(107)	-
Total sales	295	453	605	561	46	(107)	1,853

Cost of sales	194	263	430	421	43	(102)	1,249
Segment operating income (loss)	52	104	85	31	(6)	(25)	241
Other expenses not allocated to the segments							(11)
Operating income							230

Financing expenses, net							(44)

Income before income taxes							186

Depreciation and amortization	15	65	49	19	4	5	157
Capital expenditures	19	90	87	19	3	4	222
Capital expenditures as part of business combination	-	-	-	20	-	-	20

43 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2026

Sales to external parties	1,097	1,295	1,835	1,679	162	-	6,068
Inter-segment sales	13	145	155	15	1	(329)	-
Total sales	1,110	1,440	1,990	1,694	163	(329)	6,068

Cost of sales	691	852	1,493	1,288	142	(316)	4,150
Segment operating income (loss)	270	284	219	87	(5)	(89)	766
Other expenses not allocated to the segments							(40)
Operating income							726

Financing expenses, net							(126)

Income before income taxes							600

Depreciation and amortization	46	199	166	56	13	16	496
Capital expenditures	61	264	238	46	11	12	632
Capital expenditures as part of business combination	-	-	276	-	-	-	276

44 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2025

Sales to external parties	944	1,104	1,685	1,583	136	-	5,452
Inter-segment sales	14	137	130	13	2	(296)	-
Total sales	958	1,241	1,815	1,596	138	(296)	5,452

Cost of sales	636	782	1,287	1,183	125	(279)	3,734
Segment operating income (loss)	168	212	266	94	(11)	(79)	650
Other expenses not allocated to the segments							(54)
Operating income							596

Financing expenses, net							(94)

Income before income taxes							502

Depreciation and amortization	44	190	141	59	12	12	458
Capital expenditures	53	243	242	54	7	25	624
Capital expenditures as part of business combination	-	-	-	20	-	-	20

45 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2025

Sales to external parties	1,238	1,531	2,156	2,048	180	-	7,153
Inter-segment sales	16	183	177	15	3	(394)	-
Total sales	1,254	1,714	2,333	2,063	183	(394)	7,153

Cost of sales	831	1,092	1,647	1,516	171	(290)	4,967
Segment operating income (loss)	220	298	342	135	(19)	(103)	873
Other expenses not allocated to the segments							(293)
Operating income							580

Financing expenses, net							(139)

Income before income taxes							441

Depreciation, amortization and impairment	60	254	186	78	17	131	726
Capital expenditures	81	367	336	95	13	42	934
Capital expenditures as part of business combination	-	-	-	20	-	-	20

46 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2026		7-9/2025		1-9/2026		1-9/2025		1-12/2025
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	382	20	388	21	1,098	18	1,010	19	1,325	19
USA	333	17	314	17	979	16	963	18	1,244	17
China	292	15	289	16	1,039	17	838	15	1,175	16
Israel	95	5	81	4	276	5	227	4	309	4
United Kingdom	85	4	83	4	300	5	282	5	352	5
India	83	4	62	3	198	3	159	3	239	3
Spain	79	4	81	4	269	4	249	5	326	5
Germany	68	4	69	4	235	4	228	4	289	4
Austria	50	3	37	2	134	2	113	2	148	2
France	46	2	71	4	204	3	204	4	261	4
All other	397	22	378	21	1,336	23	1,179	21	1,485	21
Total	1,910	100	1,853	100	6,068	100	5,452	100	7,153	100

47 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2026
Europe	103	94	123	166	48	(27)	507
Asia	110	135	169	71	3	(2)	486
South America	14	124	74	208	-	(2)	418
North America	107	52	169	41	1	(1)	369
Rest of the world	13	64	54	52	8	(61)	130
Total	347	469	589	538	60	(93)	1,910

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2025
Europe	92	128	128	202	36	(38)	548
Asia	98	102	181	63	4	(8)	440
South America	6	101	105	211	-	(2)	421
North America	85	62	146	42	-	-	335
Rest of the world	14	60	45	43	6	(59)	109
Total	295	453	605	561	46	(107)	1,853

48 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2026
Europe	331	387	429	669	127	(103)	1,840
Asia	394	351	601	245	11	(30)	1,572
South America	30	403	293	473	-	(5)	1,194
North America	312	120	504	154	2	(3)	1,089
Rest of the world	43	179	163	153	23	(188)	373
Total	1,110	1,440	1,990	1,694	163	(329)	6,068

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2025
Europe	296	401	406	626	108	(100)	1,737
Asia	307	221	542	207	11	(22)	1,266
South America	16	314	294	482	-	(6)	1,100
North America	298	145	441	157	2	(3)	1,040
Rest of the world	41	160	132	124	17	(165)	309
Total	958	1,241	1,815	1,596	138	(296)	5,452

49 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2025
Europe	385	511	512	771	144	(137)	2,186
Asia	403	390	721	270	17	(34)	1,767
South America	21	423	342	651	-	(4)	1,433
North America	391	175	574	206	3	(4)	1,345
Rest of the world	54	215	184	165	19	(215)	422
Total	1,254	1,714	2,333	2,063	183	(394)	7,153

50 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 4 - Intangible Assets

A. Intangible assets with an indefinite useful life

Goodwill and intangible assets with an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment. Goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments. The impairment test of the carrying amount of goodwill is conducted accordingly.

For impairment testing purposes, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

	As of September, 30 2026	As of December, 31 2025
	$ millions	$ millions
Goodwill
Growing Solutions	324	314
Phosphate Solutions	105	97
Industrial Products	91	92
Potash	19	20
Other	29	29
	568	552
Trademarks	32	33
	600	585

B. Annual impairment test

The Company conducted its annual goodwill impairment test and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on internal valuation of discounted future cash flows generated from the continuing operations of the operating segments.

In connection with the agreement signed with the Government of Israel and the agreed consideration for the concession assets, as detailed in Note 18 to the Company’s Annual Financial Statements, the Company evaluated a downside scenario as part of its impairment analysis for the relevant Israeli operations. This scenario assumes continued operations until the end of the current concession period (March 2030), at which point the Company is expected to receive the agreed consideration for the concession assets. Although the Company currently considers this scenario to be less likely, no impairment was identified under this scenario.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimates for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after-tax discount rate of 10.4% or 9.9% based on the expected duration of the operation and a long-term growth rate of 2.5%, reflecting the industries and markets in which the Company is engaged.

51 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2026		September 30, 2025		December 31, 2025
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	96	83	383	370	379	369
Debentures bearing fixed interest
Marketable	1,980	1,869	1,159	1,135	1,152	1,139
Non-marketable	-	-	47	46	47	47
	2,076	1,952	1,589	1,551	1,578	1,555

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	September 30, 2026	September 30, 2025	December 31, 2025
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	2	39	21
Derivatives designated as cash flow hedge, net	71	49	71
	73	88	92

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

52 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management (cont'd)

D. Debentures and Loans

1.	On June 16, 2026, the Company completed a private offering of senior unsecured notes (hereinafter – Series H Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The aggregate principal amount issued was $800 million, and the Series H Debentures mature on June 16, 2036. The Series H Debentures carry an annual coupon of 6.036%, payable semiannually on June 16 and December 16 of each year, commencing on December 16, 2026, through maturity. The Series H Debentures have been rated BBB- by S&P Global Inc. and Fitch Ratings Inc.

2.	In September 2026, the company repaid its €250 million sustainability-linked loan upon maturity and entered into a new €240 million Sustainability-Linked Loan (SLL) agreement. The loan matures in 2029, bears variable interest based on EURIBOR plus a spread, and may be extended by up to two years subject to lenders' approval. The loan includes a sustainability performance target linked to the reduction of CO2e emissions from the Company's global operations (Scope 1-2), which will be assessed by an independent third party during the loan term.

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

In August 2026, the Company’s HR & Compensation Committee and the Board of Directors, approved a new three-year equity grant for two senior executives. The grant consists of 2.6 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three equal tranches after 12, 24 and 36 months from the grant date (August 4, 2026). The total fair value of the grant at the grant date was approximately $3.4 million.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 17, 2026	March 25, 2026	60	0.05
May 12, 2026	June 17, 2026	69	0.05
August 4, 2026	September 16, 2026	75	0.06
November 10, 2026 *	December 16, 2026	63	0.05

* The dividend will be distributed on December 16, 2026, with a record date for eligibility of December 2, 2026.

53 ICL Group Limited Q3 2026 Results

Notes to the condensed consolidated interim financial statements as of September 30, 2026 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.	Further to Note 15 to the Annual Financial Statements, on November 10, 2026, the Company reached an agreement with the Israeli Tax Authority ("ITA"), constituting a final and complete settlement of all claims asserted by the ITA with respect to the income tax liabilities of the Company and its material subsidiaries in Israel (ICL Dead Sea, ICL Rotem, ICL Bromine, Bromine Compounds and Magnesium), for the tax years 2020-2024, as well as liabilities under the Natural Resources Law for potash and bromine for the years 2021-2024 and for phosphate for the years 2016-2024 (the “Tax Agreement”). Pursuant to the Tax Agreement, ICL will pay approximately $225 million, plus linkage differences and interest, of which approximately $60 million relates to timing differences between tax periods and will be credited against future tax payments. The Company has recorded sufficient provisions in its financial statements, accordingly, the Tax Agreement has no material impact on the Company's Statements of income.

2.	Further to Note 18 to the Annual Financial Statements regarding the petitions challenging the approval of the reuse plan for Pond 4 and its related conditions, on July 19, 2026, the District Court dismissed the petition against the approval of the plan by the District Planning and Building Commission while permitting the petitioners to appeal the District Committee's decision approving the plan before the Appeals Subcommittee of the National Planning and Building Committee. In July 2026, the Supreme Court ruled that the proceedings before it would remain on hold until a decision on the appeal to be filed before the Appeals Subcommittee of the National Planning and Building Committee is made. In August 2026, the petitioners filed an appeal with the Subcommittee of the National Planning and Building Committee. A hearing on the appeal was held in October 2026, and the Committee's decision remains pending.

3.	Further to Note 18 to the Annual Financial Statements regarding the Supreme Court ruling requiring the Company to pay water fees for saline water extracted within the concession area, in December 2025, the Company filed a motion for a further hearing before the Supreme Court, which was denied on October 21, 2026. The decision had no impact on the Company's results for the quarter, as the full liability relating to prior periods arising from the ruling had already been reflected in the Company's financial statements.

4.	Further to Note 18 to the Annual Financial Statements regarding the petition filed by the Municipality of Arad in September 2025 against the Government of Israel and the Company, seeking to revoke the government’s decision to promote the NOP for the Barir field and requesting an interim order to halt its advancement, in June 2026, the Supreme Court issued a ruling dismissing the petition outright.

5.	Further to Note 8(B) to the Annual Financial Statements, in January 2026, the Company acquired 49.9% of Bartek Ingredients shares, together with preferred debt, for total consideration of approximately $90 million. The Company holds a substantive call option to acquire the remaining shares at any time from the initial closing date. In addition, the seller holds a put option exercisable starting in the third year following the initial sale. If neither option is exercised within five years from the transaction date, the Company will be obligated to acquire the remaining shares.

Based on the contractual arrangements and the existence of substantive options, the Company consolidated Bartek Ingredients in its financial statements. Correspondingly, the Company recognized a financial liability in respect of the put options held by the non-controlling interest in the amount of approximately $49 million, representing the discounted expected exercise price. As a result, non-controlling interests are not presented within equity. As of the date of approval of the financial statements, the Company has not yet completed the purchase price allocation to the identifiable assets acquired and liabilities assumed.

6.	Further to Note 18 to the Annual Financial Statements regarding certification of a claim as a class action against Fertilizers and Chemical Ltd., in connection with alleged air pollution in Haifa Bay in January 2026, the District Court denied the motion for approval of the claim as a class action. In March 2026, an appeal against the decision was filed before the Supreme Court.

54 ICL Group Limited Q3 2026 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 11, 2026